John E. Lux, Esq.
Attorney at Law
1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
Admitted in Maryland and the District of Columbia

March 10, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Atomic Studios, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed February 6, 2020 File No. 024-11119

Dear Mr. Derby:

On behalf of Atomic Studios, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated February 19, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response in red to each comment immediately thereafter.

Form 1-A Filed February 27, 2020

Risk Factors, page 6

1.	We note your response to prior comment 1. Please revise to specify the number of hours per week Messrs. Zanca and Conway expect to devote to Atomic Studios.

Mr. Conway is committed to 60 hours per week for Atomic Studios, while. Mr. Zanca is committed to 40 hours per week.

Management's Analysis of Financial Condition and Results of Operations

Contingencies, page 44

2.	We note on page 37 that all long-form scripted content created by Sky Conway "has been optioned by Atomic Studios with an agreed upon amount of 3% of the budget." Please clarify what it means to have such content "optioned" by you and disclose the total dollar amount optioned as of your most recent balance sheet date. Further, explain to us why a liability was not accrued.

An option is an agreement between a creator or writer and a production company, that allows the company to market and develop the script without actually going into production. The option is a token amount of $1.00. This will be paid upon commencement of development by Atomic Studios. The 3% paid to the creator or writer is based on the finalized budget, which will not be determined until development commences. The liability was not accrued on the financial statements because the license agreement was entered into subsequent to said statements.

Related Party Transactions, page 65

3.	We note in your response to comment 3 you state that the Company owes $12,754 to AtomiCon, LLC on a one-year note. Tell us why this amount was not accrued on your balance sheet. Please describe the material terms of the note, including interest rate and the term of the note.

The loan was stated on the balance sheet in the amount of $7,999. It has increased since the date of the audit on August 19, 2019. The additional amount added on the loan is now $4,755. The terms are: 1-year note, interest free.

Part III- Exhibits

11.2 Consent of Dennis Duncan & Covington LLP, page III-2

4.	You indicated that your auditor's consent is "filed herewith" but appears to have been omitted from your amended filing. The most recent consent of Dennis Duncan & Covington LLP was dated February 4, 2020. In your next amendment, please include a currently dated auditor's consent as an updated Exhibit to your Form 1-A.

The updated auditor’s consent is included in Exhibit to Form 1-A as requested.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux